Filed by: LivePerson, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LivePerson, Inc.
Commission File No. 001-41926
Date: July 10, 2026

Below is an email from the Chief Executive Officer of LivePerson, Inc., John Sabino, to employees of LivePerson, Inc.:

Team,

Yesterday, we reached an important milestone in our pending transaction with SoundHound by filing our definitive proxy statement with the U.S. Securities and Exchange Commission.

I know many of you are following the process closely and have questions about what comes next. While the proxy statement is publicly available through the SEC, I wanted to share this update directly with you and explain what it means for LivePerson.

The proxy statement provides shareholders with detailed information about the proposed transaction ahead of the shareholder vote. It also sets the date and time for our special meeting of shareholders, which will be held on August 20, 2026, at 10:00 a.m. Eastern.

Employees who own LivePerson shares are encouraged to review the proxy statement and related voting materials carefully. If you are eligible to vote, you should follow the voting instructions provided by the company or broker, which will follow in email and regular mail.

As we have shared before, we believe the proposed transaction will create a combined company with broader capabilities, greater scale, and enhanced resources to compete and serve customers in a rapidly evolving AI market. We also expect the transaction to retire all outstanding LivePerson debt, and SoundHound’s balance sheet, engineering scale, and AI innovation are expected to reinforce long-term financial stability while supporting continued platform modernization and AI innovation.

Our Board of Directors unanimously recommends that shareholders vote “FOR” the proposal to approve the SoundHound transaction.

Filing the definitive proxy statement is an important step, but it does not mean the transaction has closed. Closing of the transaction remains pending until completion of shareholder approval, required regulatory approvals, and other customary closing requirements. Although the special shareholder meeting is currently scheduled for August 20, 2026, that does not mark the final closing. We continue to expect the transaction to close during the second half of 2026.

Until closing, LivePerson remains a separate, independent public company. There are no changes to your role, reporting structure, compensation, health benefits, or day-to-day responsibilities as a result of this filing, unless specifically noted.

Our focus remains where it should be: serving our customers, supporting one another, and continuing to execute against our business priorities. That is what we can control, and it is what will continue to matter as we move through this process.

Thank you for your continued focus, professionalism, and commitment. I appreciate the way this team continues to show up for our customers and each other during an important period for the company.

We will continue to keep you updated when there are meaningful developments to share. All internal communications about the transaction will continue to be maintained on the dedicated internal site.

As a reminder, questions from investors, analysts, the media, customers, or partners should continue to be routed to ir-lp@liveperson.com.

Best,
John

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Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus began to LivePerson’s stockholders on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” and

“Security Ownership of Certain Beneficial Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its definitive proxy statement in connection with its Special Meeting of Stockholders, which was filed with the SEC on September 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1102993/000110299325000159/lpsn-20250917.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward Looking Statements

This document contains "forward looking statements" within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.